Exhibit 97.1

METROPOLITAN BANK HOLDING CORP.

AMENDED AND RESTATED INCENTIVE COMPENSATION RECOUPMENT POLICY

1. Introduction.  The Board of Directors (the “Board”) of Metropolitan Bank Holding Corp. (the “Company”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy.  The Board has therefore adopted this amended and restated policy which provides for the recoupment of Incentive-Based Compensation in the event the Company is required to prepare a Restatement resulting from noncompliance with financial reporting requirements under the federal securities laws or in the event a Covered Person engages in Covered Conduct (this “Policy”).  This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (collectively, the “Exchange Act”), and the corresponding listing standards adopted by The New York Stock Exchange (“NYSE Requirements”). This Policy amends and restates the Incentive Compensation Recoupment Policy adopted by the Board on September 26, 2023 (the “Prior Policy”). Capitalized terms used in this Policy and not otherwise defined have the meanings given to them in Section 9 of this Policy.

2. Recoupment.

(a)	If the Company is required to prepare a Restatement, the Board shall, unless the Board’s Compensation Committee (the “Compensation Committee”) or, in the absence of the Compensation Committee, a majority of the independent directors serving on the Board, determines it to be Impracticable, take Reasonably Prompt Action to recoup all Restatement Recoverable Compensation from any Covered Person. Subject to applicable law, the Board may seek to recoup Restatement Recoverable Compensation by requiring a Covered Person to repay such amount to the Company; by adding “holdback” or deferral policies to incentive compensation; by adding post-vesting “holding” or “no transfer” policies to equity awards; by set-off of a Covered Person’s other compensation; by reducing future compensation; or by such other means or combination of means as the Board, in its sole discretion, determines to be appropriate. This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture, or off-set against any Covered Person that may be available under applicable law or otherwise (whether implemented prior to or after adoption of this Policy). The Board may, in its sole discretion and in the exercise of its business judgment, determine whether and to what extent additional action is appropriate to address the circumstances surrounding any Restatement to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate.

(b)	In the event that the Compensation Committee determines that any Covered Person has engaged in any Covered Conduct, the Compensation Committee may seek recovery of all or a portion of any Covered Conduct Recoverable Compensation (on a post- or pre-tax basis) as determined by the Compensation Committee. In this regard, the Compensation Committee may provide that any unpaid or unvested Incentive-Based Compensation awarded to a Covered Person is forfeited in connection with the Covered Person’s Covered Conduct. The Compensation Committee may seek recovery of Covered Conduct Recoverable Compensation for Covered Conduct even if a person’s Covered Conduct did not result in an award or payment greater than would have been awarded absent the Covered Conduct.

3. Administration of Policy.  The Board shall have full authority to administer, amend, or terminate this Policy and intends that this Policy will be applied to the fullest extent of the law.  The Board shall, subject to the provisions of this Policy, make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable.  All determinations and interpretations made by the Board shall be final, binding and conclusive.  The Board may delegate any of its powers under this Policy to the Compensation Committee of the Board or, subject to the NYSE Requirements and the provisions of this Policy, any subcommittee or delegate thereof.  This Policy and all controversies arising from or relating to this Policy shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to its conflicts of law principles.  It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the U.S. Securities and Exchange Commission (the “SEC”) and any applicable NYSE Requirement.  For the avoidance of doubt, the enforcement of this Policy is not dependent on if or when any applicable restated financial statements are filed with the SEC.

4. Acknowledgement by Executive Officers.  The Board shall provide notice to and seek written acknowledgement of, and agreement to be bound by, this Policy from each Executive Officer in the form of Appendix A (“Acknowledgement”); provided that the failure to provide such notice or obtain such Acknowledgement shall have no impact on the applicability or enforceability of this Policy.

5. No Indemnification.  Notwithstanding the terms of any of the Company’s organizational documents, any corporate policy or any contract, no Covered Person shall be indemnified by the Company against the loss of any Recoverable Compensation recoverable by the Company pursuant to Section 2(a) or Section 2(b). Further, the Company shall not enter into any agreement that exempts any Incentive-Based Compensation that is granted, paid or awarded to a Covered Person from the application of this Policy or that waives the Company’s right to recovery of any Recoverable Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Policy).

6. Disclosures.  The Company shall make all disclosures and filings with respect to this Policy and maintain all documents and records that are required by the applicable rules and forms of the SEC (including, without limitation, Rule 10D-1 promulgated under the Exchange Act) and any NYSE Requirement.

7. Effective Date.  This Policy shall be effective as of the date it is adopted by the Board or a designated committee thereof (the “Effective Date”) and shall apply to Incentive-Based Compensation that is Received on or after the Effective Date. As and to the extent permitted by applicable law, the Prior Policy applies to Incentive-Based Compensation that was Received on or after the initial date of adoption of the Prior Policy but prior to the Effective Date.

8. Amendment.  The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect any amendments or other changes to Section 10D of the Exchange Act or any NYSE Requirement.

9. Definitions.  In addition to terms otherwise defined in this Policy, the following terms, when used in this Policy, shall have the following meanings:

(a)	“Applicable Period” means the three completed fiscal years, including any Transition Period, immediately preceding the earlier of: (i) the date that the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare a Restatement.

(b)	“Covered Conduct” means (i) a willful, knowing or intentional material breach of (1) the Company’s Code of Ethics, (2) the requirements for officers of public companies under the Sarbanes-Oxley Act of 2002 that, in the reasonable opinion of the Board, will likely cause substantial financial harm or substantial injury to the reputation of the Company or its subsidiaries, (3) any employee handbook of the Company that is applicable to the Covered Person, or (4) any other applicable legal or regulatory requirements in the course of the Covered Person’s service to the Company or its subsidiaries (including at a Company-related event or involving Company personnel); (ii) actions or omissions resulting, in the reasonable opinion of the Board, in material reputational or financial harm to the Company or its subsidiaries, including, without limitation, where the Covered Person failed to supervise other employees under his or her direct control who engaged in such harmful behavior; (iii) a breach of fiduciary duty to the Company; or (iv) willful misconduct, material dishonesty or fraud in the commission of a Covered Person’s service to the Company or its subsidiaries.

(c)	“Covered Conduct Recoverable Compensation” means all Incentive-Based Compensation Received on or after the Effective Date by a Covered Person during the three completed fiscal years prior to the determination that such Covered
Person engaged in Covered Conduct.

(d)	“Covered Person” means any person who receives Recoverable Compensation.

(e)	“Executive Officer” means individuals identified by the Company as Rule 16a-1(f) officers of the Company.

(f)	“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. Stock price and total shareholder return (“TSR”) are also considered Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the SEC.

(g)	“Impracticable” means, after exercising a normal due process review of all the relevant facts and circumstances and taking all steps required by Exchange Act Rule 10D-1 and any applicable NYSE Requirement, the Compensation Committee or, in the absence of the Compensation Committee, a majority of the independent directors serving on the Board, determines that recovery of the Incentive-Based Compensation is impracticable because: (i) it has determined, after making a reasonable attempt to recover such Incentive-Based Compensation, documented such reasonable attempt to recover and provided that documentation to The New York Stock Exchange, that the direct expense that the Company would pay to a third party to assist in recovering the Incentive-Based Compensation would exceed the amount to be recovered; (ii) it has concluded that the recovery of the Incentive-Based Compensation would violate home country law adopted prior to November 28, 2022 and has received a legal opinion from home country counsel stating that the recovery would result in such a violation; or (iii) it has determined that the recovery of Incentive-Based Compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to the Company’s employees, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

(h)	“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

(i)	“Reasonably Prompt Action” means that each of the Company, its directors and its officers act in a manner that is consistent with the exercise of their applicable fiduciary duties to safeguard the assets of the Company, including the time value of any potential Recoverable Compensation.

(j)	“Received” means Incentive-Based Compensation received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

(k)	“Recoverable Compensation” means Covered Conduct Recoverable Compensation and/or Restatement Recoverable Compensation, as applicable.

(l)	“Restatement Recoverable Compensation” means all Incentive-Based Compensation (calculated on a pre-tax basis) Received on or after the Effective

Date by a person: (i) after beginning service as an Executive Officer; (ii) who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation (whether or not such Executive Officer is serving at the time the Restatement Recoverable Compensation is required to be repaid to the Company); (iii) while the Company had a class of securities listed on a national securities exchange or national securities association; and (iv) during the Applicable Period, that exceeded the amount of Incentive-Based Compensation that otherwise would have been Received had the amount been determined based on the Financial Reporting Measures, as reflected in the Restatement. With respect to Incentive-Based Compensation based on stock price or TSR, when the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the amount must be based on a reasonable estimate of the effect of the Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received.

(m)	“Restatement” means an accounting restatement of any of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

(n)	“Transition Period” means any transition period in the Company’s financial statements that is the result of a change in the Company’s fiscal year within or immediately following the relevant three completed fiscal year period; provided, however, a transition period between the last day of the Company’s previous fiscal year and the first day of its new fiscal year that comprises a period of nine (9) to twelve (12) months shall be deemed to be a completed fiscal year for purposes of this Policy.

Adopted by the Compensation Committee on February 19, 2026.